SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] No. 35.300.157.770

Abstract of the Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas - AmBev (the “Company”) held on June 18, 2007, drawn up in summary form.

1.	Date, time and venue: On June 18, 2007, starting at 5:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4º andar.

2.
Attendance: Mr. Victório Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck.

3.	Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro Mariani.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Distribution of interest on own capital. To approve the distribution of interest on own capital (“JCP”), related to the period of December of 2006 to June of 2007, to be deducted of the investments reserve and attributed to minimum mandatory dividends for the year of 2007, at R$3.240 per lot of thousand common shares and R$3.5640 per lot of thousand preferred shares. The distribution shall be taxed pursuant to prevailing laws, which shall result in a net distribution of JCP of R$2.7540 per lot of thousand common shares and R$3.0294 per lot of thousand preferred shares.

4.2. The referred payments shall be made as from June 29, 2007, subject to the approval of the next Annual General Meeting, based on the shareholding position as of June 21, 2007 for Bovespa shareholders and record date for ADRs on June 26, 2007, without incurring monetary restatement. Shares and ADRs shall be traded ex-interest as from June 22, 2007.

5.
Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors, were duly executed. Signatures - Messers. Victório Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messers. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck. Secretary: Pedro Mariani.

São Paulo, June 18, 2007.

[Signatures]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations